August 1, 2007

Via EDGAR and Federal Express

Ms. Tia Jenkins

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Quest Diagnostics Incorporated

Quest Diagnostics Incorporated Form 10-K for December 31, 2006

Quest Diagnostics Incorporated Form 10-Q for March 31, 2007

File No. 001-11639

Dear Ms. Jenkins:

We acknowledge the receipt of your letter dated July 19, 2007 to Dr. Surya Mohapatra of Quest Diagnostics Incorporated (the “Company”). Set forth below are the responses of the Company to the comments (the "Comments") of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 19, 2007, concerning the Form 10-K and Form 10-Q filings identified above. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 10-K for Fiscal Year Ended December 31, 2006

Contractual Obligations and Commitments, page 67

1.

We note that your tabular disclosure of contractual obligations appears to exclude the interest payments relating to long-term debt. Please revise your disclosure so that the projected interest payments are included in the body of the table.

Response: The Company respectfully advises the Staff that it excluded the interest payments on long-term debt from the tabular disclosure of contractual obligations based on the Company’s interpretation of Regulation S-K Item 303(a)(5). The Company’s decision to exclude the interest payments was based on its interpretation of the regulation that the tabular presentation “must include all of the obligations of the registrant that fall within the specific categories”, namely, Long-term debt obligations, Capital lease obligations, Operating lease obligations, Purchase obligations and Other long-term liabilities reflected on the registrant’s balance sheet under GAAP. The regulation states further that the term long-term debt obligation means “a payment obligation under long-term borrowings as referenced in SFAS No. 47, Disclosure of Long-Term Obligations.” Paragraph 10(b) and Example 4 in paragraph 31 of Appendix C of SFAS 47

Ms. Jenkins

Securities and Exchange Commission

specifically refer to the disclosure of the aggregate amount of maturities of the borrowings and imply that interest payments are excluded from the scope of the SFAS No. 47 disclosures.

Notwithstanding this, the Company supplementally advises the Staff that it has included interest in its contractual obligations table in its Form 10-Q for June 30, 2007, in part, due to the recent changes in the Company’s capital structure related to its recent acquisition of Ameripath Group Holdings, Inc. The modifications include a separate line item in the body of the contractual obligations table for interest payments relating to long-term debt and this line item will be included in all future filings where the disclosure is required.

The Company’s disclosures of contractual obligations as reported in the Form 10-Q for June 30, 2007 are highlighted below.

Contractual Obligations and Commitments

The following table summarizes certain of our contractual obligations as of June 30, 2007.

	Payments due by period
	(in thousands)
Contractual Obligations	Total	Remainder of 2007	1-3 years	3 –5 years	After 5 years

Long-term debt	$3,530,734	$-	$198,580	$1,474,057	$1,858,097
Capital lease obligations	14,309	-	349	551	13,409
Interest payments on long-term debt	1,895,417	107,649	423,130	352,818	1,011,820
Operating leases	789,933	102,955	286,633	168,699	231,646
Purchase obligations	88,060	17,641	45,721	18,354	6,344
Total contractual obligations	$6,318,453	$228,245	$954,413	$2,014,479	$3,121,316

During the three months ended June 30, 2007, we undertook several actions to restructure our debt facilities including the issuance of senior notes, obtaining new commercial bank loans and extinguishing other debt obligations. Interest payments on our long-term debt, of which approximately $1.6 billion is subject to variable interest rates, have been estimated using the interest rates as of June 30, 2007.

A full description of the terms of our indebtedness and related debt service requirements and our future payments under certain of our contractual obligations is contained in Note 10 to the Consolidated Financial Statements in our 2006 Annual Report on Form 10-K. A full discussion and analysis regarding our minimum rental commitments under noncancelable operating leases and noncancelable commitments to purchase products or services at December 31, 2006 is contained in Note 14 to the Consolidated Financial Statements in our 2006 Annual Report on Form 10-K. See Note 5 to the interim consolidated financial statements for an update on our indebtedness and related debt service requirements. See Note 6 to the interim consolidated financial statements for information regarding the status of legal matters involving the Company.

On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. As of June 30, 2007, our total liabilities for unrecognized tax benefits were $87 million. We cannot make reasonably reliable estimates of the timing of the future payments of these liabilities. Therefore, these liabilities have been excluded from the table above. See Note 1 to the interim consolidated financial statements for information regarding our contingent tax liability reserves.

Ms. Jenkins

Securities and Exchange Commission

Exhibits 31.1 and 31.2, Certifications of Chief Executive Officer and Chief Financial Officer

2.

We note that the filed certifications include various references to “this annual report” rather than “this report” as specified in Item 601(31) of Regulation S-K. With the exception of the first paragraph of the certification, in which the report and the name of the registrant are identified, the certification must conform to the exact language specified in Item 601(31) of Regulation S-K. Please confirm that in future filings, your certifications will be appropriately revised.

Response: The Company acknowledges the Staff’s comment and has adhered to the exact language specified in Item 601(31) of Regulation S-K in its form 10-Q for June 30, 2007 and will do so in all future filings.

Form 10-Q For the Fiscal Quarter Ended March 31, 2007

Note 1 – Basis of Presentation, page 5

3.

We note your disclosures on page 6 regarding the adoption of FIN 48 as of January 1, 2007. Please revise your disclosure to clarify whether it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. Identify the nature of any uncertainties, the nature of the events that could occur within the next 12 months that could cause the amounts to change, and provide an estimate of the range of the reasonably possible change or state that an estimate of the range cannot be made. Refer to paragraph 21(d) of FIN 48 and the AICPA’s February 2007 FIN 48 disclosure summary, which sets forth the Staff views with respect to these disclosures in the initial interim period of adoption.

Response: The Company acknowledges the Staff’s comments concerning its disclosures on FIN 48, specifically the need for disclosure if it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date. At the time the Company prepared its Form 10-Q for March 31, 2007, it did consider the events that could cause a significant increase or decrease in the amounts of unrecognized tax benefits within twelve months of the reporting date, and it did not believe that there were any events that would cause a material impact to its consolidated financial condition or results of operations in connection with uncertain tax positions in the following twelve months. In connection with the filing of the Form 10-Q for June 30, 2007, the Company has made the appropriate disclosures in conformity with FIN 48 paragraph 21(d). The modifications to the first paragraph of the Company’s FIN 48 disclosures as reported in the Form 10-Q for June 30, 2007 are highlighted below in the underlined sentences.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes.” FIN 48 provides guidance on recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company has identified and categorized its

Ms. Jenkins

Securities and Exchange Commission

tax positions and these positions have been evaluated and assessed for recognition and measurement under the guidelines of FIN 48. The adoption of FIN 48 resulted in an increase to our contingent tax liability reserves of $30 million with corresponding charges to retained earnings, goodwill and additional paid-in capital. The contingent liabilities for tax positions under FIN 48 primarily relate to uncertainties associated with the realization of tax benefits derived from certain state net operating loss carry forwards, the allocation of income and expense among state jurisdictions, the characterization and timing of certain tax deductions associated with business combinations and employee compensation, and income and expenses associated with certain intercompany licensing arrangements. As of January 1, 2007, the amount of unrecognized tax benefits was $92 million which, if recognized, $46 million would affect the effective tax rate. Included in the balance of unrecognized tax benefits is approximately $43 million related to tax positions associated with the intercompany licensing arrangements and the allocation of income and expenses among state jurisdictions. It is not reasonably possible to estimate the total amount of increase or decrease in these unrecognized tax benefits which may occur in the next twelve months due to the uncertainty of the timing of examinations and the outcome of potential settlement discussions with tax authorities related to positions the Company has taken. The balance of unrecognized tax benefits is not expected to significantly change in the next twelve months except for settlements with federal and state tax authorities that are not expected to be material.

4.

We note that no disclosure was made regarding material changes in contractual obligations from the amounts that were previously reported in your Form 10-K for the year ended December 31, 2006. Please tell us how you evaluated Instruction 7 to Item 303(b) of Regulation S-K with respect to contractual obligations relating to FIN 48. We note that it does not appear that your prior disclosure of contractual obligations included amounts relating to uncertain tax positions, and we believe that such amounts represent contractual obligations that should be included in the disclosures made under Item 303(a)(5) of Regulation S-K.

Response: The Company did not believe that it could make reasonably reliable estimates of the period of cash settlement with the tax authorities for the majority of the liabilities for uncertain tax positions. Although the Company did remit approximately $5.4 million in tax settlements in April 2007, the Company does not believe that this amount represented a material change to the table of Contractual Obligations that it disclosed under Item 303(b) of Regulation S-K in the Form 10-K as of December 31, 2006. Therefore, the Company excluded any liabilities for unrecognized tax benefits from the table of Contractual Obligations in the interim period since the amounts that could be reasonably estimated were immaterial and because the balance of the liabilities for uncertain tax positions could not be reasonably estimated as to the timing of future payments.

As part of its disclosure in its Form 10-Q for June 30, 2007, the Company added supplemental narrative disclosure to the table of Contractual Obligations pursuant to Item 303(b) of Regulation S-K to indicate the total amount of liabilities related to its uncertain tax positions and its inability to reasonably estimate the timing of future payments. The Company will periodically assess its ability to make reasonably reliable estimates of the timing of payments for uncertain tax positions and accordingly update the related disclosure for contractual obligations. Please refer to

Ms. Jenkins

Securities and Exchange Commission

the Company’s response to Question No. 1 above for the modified disclosures of contractual obligations that have been included in the Form 10-Q for June 30, 2007.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to its filings and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, or if you require additional information, please feel free to contact me at 201-729-8334.

Very truly yours,

/s/ Robert A. Hagemann

Robert A. Hagemann

Senior Vice President and

Chief Financial Officer

cc:	Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer, Quest Diagnostics Incorporated

Thomas F. Bongiorno, Vice President, Corporate Controller and Chief Accounting Officer, Quest Diagnostics Incorporated

Leo C. Farrenkopf, Vice President and Assistant General Counsel, Quest Diagnostics Incorporated

Stephen T. Giove, Shearman & Sterling LLP

Richard Ellis, PricewaterhouseCoopers LLP